FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 31, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 October 2008

GRUPO FINANCIERO HSBC, S.A. DE C.V.

THIRD QUARTER 2008 FINANCIAL RESULTS - HIGHLIGHTS

•	Net income for the nine months to 30 September 2008 was MXN3,613 million, down MXN315 million or 8.0 per cent compared with MXN3,928 million for the same period in 2007.

•

Total operating income (excluding loan impairment charges) for the nine months to 30 September 2008 was MXN28,670 million, up MXN3,268 million or 12.9 per cent compared with MXN25,402 million for the same period in 2007 *.

•	Net operating income for the nine months to 30 September 2008 was MXN1,638 million, down MXN1,294 million compared to the same period of 2007.

•	Net loans and advances to customers were MXN177.1 billion at 30 September 2008, down MXN9.6 billion, or 5.2 per cent, compared with MXN186.7 billion recorded at 30 September 2007.

•	Total customer demand and time deposits were MXN241.9 billion at 30 September 2008, up MXN3.4 billion or 1.4 per cent, compared with MXN238.5 billion at 30 September 2007.

•	The cost efficiency ratio was 58.5 per cent for the nine months to 30 September 2008, compared to 60.1 per cent for the same period of 2007*.

•	Return on equity was 12.8 per cent for the nine months to 30 September 2008, compared with 14.8 per cent for the same period in 2007.

•	At 30 September 2008 the Bank's capital adequacy ratio was 12.6 per cent. The Tier 1 capital ratio at the end of the reporting period is 11.2 percent.

•	At 30 September 2008 the Bank continues to report strong liquidity ratios, maintaining a solid position in its customer deposit business and a loan to deposit ratio below 100 per cent.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.’s (HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended 30 September 2008) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles). With effect from January 1, 2008, in accordance with Financial Information Standard B-10, "Effects of Inflation", the effects of inflation in financial statements cannot be recognized. This is due to the change from an inflationary to a non-inflationary economic environment. The comparative figures of the financial statements of periods prior to 2008 are expressed in monetary units with purchasing power at December 31, 2007.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Overview

Grupo Financiero HSBC, S.A. de C.V’s performance in the nine months to 30 September 2008 has been affected by the ongoing volatility in the global economy. As we reported at the end of the first half, economic deceleration, inflationary pressures, market volatility and the global credit squeeze continue to affect our business.

Grupo Financiero HSBC’s net income for the nine months ended 30 September 2008 was MXN3,613 million, MXN315 million less than for the same period in 2007. Our insurance subsidiary HSBC Seguros, accounted for 21.8 per cent of total net income.

In line with the local market trend, credit quality, particularly in the credit card portfolio, continued to deteriorate in the third quarter of 2008, which has led to an increase in provisions.

Net loans and advances to customers decreased by MXN 9.6 billion from MXN186.7 billion in September 2007 to MXN177.1 billion in September 2008, largely as a result of government loan prepayments and a reduction in the mortgage portfolio through securitization .

Net interest income in the nine months to 30 September 2008 increased by MXN2,545 million, reaching MXN19,062 million, a 15.4 per cent growth compared with the same period of 2007*. Enhanced product pricing contributed to this improved performance, especially in the credit card and commercial portfolios.

Net fee income was MXN8,656 million for the nine months ended 30 September 2008, an increase of 9.1 per cent compared to the same period of 2007. This was driven mainly by increased trade services business, membership programs, credit cards, investment funds, trust services, points-of-sale and ATMs.

Trading income was MXN952 million for the nine months ended 30 September 2008, largely unchanged from the same period in 2007. Trading income levels were maintained primarily by strong performance in foreign exchange transactions.

Administrative expenses increased MXN1,493 million or 9.8 per cent for the nine months ended 30 September 2008 compared to the same period of 2007. This increase is largely attributed to one off redundancy expenses, increased marketing expenses for packaged products, investment in technology infrastructure and higher costs associated with loan recoveries. These initiatives have been complemented by a change in the branch opening hours to improve service and our customer’s banking experience by, for example, reducing waiting times. Despite these measures our cost efficiency ratio* improved 1.6 percentage points to reach 58.5 per cent. Excluding the effect of non-recurrent personnel expenses, the growth in administrative expenses reduces to 7.5 per cent compared to the same period of 2007 and the cost efficiency ratio would be 57.3* per cent.

Other net income and expenses for the nine months to 30 September increased by MXN1,290 million reaching MXN2,733 million compared with the same period in 2007. This is primarily due to non-recurring income arising from the sale of shares in VISA Inc. and the sale of Mexican Stock Exchange shares in the second quarter as a result of public offerings by those entities.

Consistent with market trends, loan impairment charges increased by MXN3,710 million or 56.6 per cent in the nine months ended 30 September 2008, compared to the same period of 2007. This increase is due to higher delinquencies experienced in an environment of economic deceleration, especially in respect to consumer lending, particularly credit cards.

HSBC’s allowance for loan losses as a percentage of impaired loans was 122.1 per cent at 30 September 2008, compared to 144.8 per cent for the same period of 2007.

Adjustments to credit underwriting models have also been implemented in order to improve portfolio credit quality, achieve greater control and streamline collection processes in order to ensure improved risk management. In addition, regular reviews of the credit quality of new business continue and we ensure close control of customer acquisition channels.

The government loan portfolio continued to decrease and is MXN16,505 million lower than 30 September 2007. This is due to customers paying early.

At 30 September 2008 the Bank's capital ratio was strong at 12.6 per cent. The Tier 1 capital ratio at the end of the reporting period was 11.2 percent.

In line with the policies and strategies, Grupo Financiero HSBC S.A. de C.V. management remains focused on maintaining sufficient liquidity levels in the current uncertain and volatile market environment. Our loan to deposit ratio is below 100 per cent and we continue to adopt a conservative approach to asset and liability management.

Business highlights

Personal Financial Services (PFS) focused on implementing strategies to improve service quality both through our branch network and alternative distribution channels. Changes in branch opening hours were introduced and new ATMs were installed and existing ATMs were upgraded. New pricing strategies for products and services have been introduced which are leading to improved contribution to our results. Two new savings and investment product offerings were launched in September: “Cuenta Flexible HSBC” and “Cuenta Ahorro HSBC”, which are tailored according to customer needs and offer a comprehensive package of services.

In addition the mortgage product "Hipoteca Cero" promotion was launched in the third quarter of 2008 which focuses on strengthening our long-term relationship with customers by providing a competitive solution.

Commercial Banking (CMB) total operating income increased 2.5 per cent compared to same period in 2007. This growth was largely due to an increase in the loan portfolio, as we continue to support our customers within the limitations of a conservative approach to the credit quality of new business.

We further developed our Small Medium Enterprises (SME) segment by establishing new distribution channels and focusing on the sale of packaged products, which is reflected in high er sales during the quarter.

Our market share in factoring services has increased from 22 to 261 per cent compared to the prior year as a result of the implementation, promotion and development of new products.

Strategies have been implemented to offer greater convenience in our services by migrating our customer’s transactions to direct channels such as telephone and Internet service centers.

Global Banking and Markets

During the third quarter of 2008, some Mexican companies had to contend with margin calls and pronounced volatility in international markets. In spite of the difficult conditions the performance of Global Markets remained resilient and generated positive results in derivatives and foreign exchange activities.

During the period total income from Global Banking recorded a 14.5 per cent increase compared with the same period of 2007, driven primarily by fee income, continued success in Project Finance infrastructure transactions and in Debt Capital Markets activity. HSBC has attained a leading position in both of these strategically important areas. In addition, compared to the prior year, revenues were higher in Trade Services, Trust, and Factoring; and by growth in new business lines, such as Custodial Services.

Operating profit before provisions experienced growth surpassing 46 per cent over the same period of 2007 driven by the above factors, as well as by non-recurring income resulting from the partial sale of our equity stake in the Mexican Stock Exchange.

Subsequent events

As a result of the recent turbulence in financial markets, particularly the volatility o the peso against the dollar, the financial outlook of our credit portfolio will be assessed under this new economic scenario. However the impact of this assessment is not considered material with regards to the Bank’s financial position.

On 2 October 2008, the Bank issued MXN1,818 million subordinated debentures, which qualifies for Tier 2 capital. If this issue were included, our capital ratio would increase to 13.4 per cent.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico’s fourth largest banking and financial services institution with 1,251 branches, 5,878 ATMs, approximately 9.2 million customer accounts and more than 20,200 employees. For more information, consult our website at www.hsbc.com.mx .

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 128 million customers worldwide through 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008 , HSBC is one of the world’s largest banking and financial services organizations. HSBC is marketed worldwide as ‘the world’s local bank’’.

For further information contact:

London

Richard Lindsay	Danielle Neben
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1555	Telephone: +44 (0)20 7992 1938

Mexico City

Roy Caple	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 6060	Telephone: +52 (55) 5721 5192

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet

Figures in MXN millions	GROUP		BANK
	30 Sep. 2008	30Sep. 2007	30 Sep. 2008	30 Sep. 2007
Assets

Cash and deposits in banks	50,457	50,483	50,457	50,483

Investment in securities	62,802	53,180	62,150	52,066
Trading securities	33,678	23,072	33,368	21,959
Available-for-sale securities	25,022	26,107	24,680	26,106
Held to maturity securities	4,102	4,001	4,102	4,001

Securities and derivative operations	23,461	7,047	23,459	7,044
Repurchase agreements	49	47	47	45
Derivative transactions	23,412	7,000	23,412	6,999

Performing loans
Commercial loans	74,528	70,118	74,528	70,118
Loans to financial intermediaries	17,213	12,037	17,213	12,037
Consumer loans	46,637	47,279	46,637	47,279
Mortgage loans	18,380	21,292	18,380	21,292
Loans to government entities	22,472	38,977	22,472	38,977
Total performing loans	179,230	189,703	179,230	189,703
Impaired loans
Commercial loans	2,073	2,227	2,073	2,227
Consumer loans	6,163	3,168	6,163	3,168
Mortgage loans	1,565	1,323	1,565	1,323
Total impaired loans	9,801	6,718	9,801	6,718
Gross loans and advances to customers	189,031	196,421	189,031	196,421
Allowance for loan losses	(11,970)	(9,730)	(11,970)	(9,730)
Net loans and advances to customers	177,061	186,691	177,061	186,691
Other receivable accounts	16,774	27,578	16,567	27,437
Foreclosed assets	91	71	91	71
Property, furniture and equipment, net	6,478	6,280	6,466	6,267
Long-term investments in equity securities	3,538	3,437	128	149
Deferred taxes	2,433	1,400	2,410	1,360
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	2,153	994	2,111	960
Total assets	347,997	339,910	340,900	332,528

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet
(continued)

Figures in MXN millions	GROUP		BANK
	30 Sep. 2008	30 Sep. 2007	30 Sep. 2008	30 Sep. 2007
Liabilities
Deposits	246,156	242,856	246,338	244,562
Demand deposits	121,825	125,524	122,007	127,230
Time deposits	120,068	112,999	120,068	112,999
Bonds	4,263	4,333	4,263	4,333

Bank deposits and other liabilities	7,782	8,380	7,782	8,380
On demand	-	-	-	-
Short-term	5,414	5,238	5,414	5,238
Long-term	2,368	3,142	2,368	3,142

Securities and derivative transactions	23,958	16,279	23,956	16,276
Repurchase agreements	65	50	63	47
Securities deliverable under loan Transactions	-	9,037	-	9,037
Derivative transactions	23,893	7,192	23,893	7,192

Other payable accounts	30,483	32,683	30,131	32,511
Income tax and employee profit sharing payable	1,932	1,971	1,875	1,923
Sundry creditors and other accounts Payable	28,551	30,712	28,256	30,588

Subordinated debentures outstanding	2,205	2,241	2,205	2,241

Deferred credits	479	299	479	299

Total liabilities	311,063	302,738	310,891	304,269

Equity

Paid in capital	21,466	21,466	15,883	13,533
Capital stock	8,210	8,210	4,272	4,079
Additional paid in capital	13,256	13,256	11,611	9,454

Other reserves	15,464	15,686	14,124	14,708
Capital reserves	1,442	1,162	12,797	14,077
Retained earnings	11,582	18,827	-	-
Result from the Mark-to-Market of available-for-sale securities	(1,037)	-	(1,077)	(40)
Cumulative effect of restatement	-	(3,989)	-	(3,605)
Gains on non-monetary asset Valuation	-	(4,242)	-	1,186
Adjustment in the employee pension	(136)	-	(136)	-
Net income	3,613	3,928	2,540	3,090
Minority interest in capital	4	20	2	18
Total equity	36,934	37,172	30,009	28,259
Total liabilities and equity	347,997	339,910	340,900	332,528

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet
(continued)

Figures in MXN millions	GROUP
	30 Sep. 2008	30 Sep. 2007
Memorandum accounts

Transactions on behalf of third parties	56,966	105,708

Customer current accounts	(28)	(5)
Customer bank	-	1
Settlement of customer securities and documents	(28)	(6)
Customer securities	26,813	78,083
Customer securities in custody	26,804	78,074
Pledged customers securities and documents	9	9
Transactions on behalf of customers	4,310	2,198
Customer repurchase transactions	4,310	2,198
Other transactions on behalf of customers	25,871	25,432
Investment on behalf of customers, net	25,871	25,432
Other memorandum accounts	617,548	416,967
Investment of the SAR funds	-	3,600
Integrated loan portfolio	198,785	205,251
Other memorandum accounts	418,763	208,116

Transactions for the group’s own accounts	2,226,870	1,708,942

Accounts for the group’s own registry	2,226,886	1,708,944
Guarantees granted	33	45
Irrevocable lines of credit granted	9,721	8,785
Goods in trust or mandate	192,544	134,690
Goods in custody or under administration	109,363	56,127
Amounts committed in transactions with Fobaproa	148	140
Amounts contracted in derivative operations	1,914,946	1,505,017
Securities in custody	-	4,010
Other contingent obligations	131	130

Repurchase/resale agreements
Securities receivable under repos	42,613	48,927
(less) Repurchase agreements	42,652	48,932
	(39)	(5)

Reverse repurchase agreements	14,552	5,160
(less) Securities deliverable under repos	14,529	5,157
	23	3

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet
(continued)

Figures in MXN millions	BANK
	30 Sep. 2008	30 Sep. 2007
Memorandum accounts

Guarantees granted	33	45
Other contingent obligations	131	129
Irrevocable lines of credit granted	9,721	8,785
Goods in trust or mandate	192,544	134,691
Goods in custody or under administration	105,415	56,127
Third party investment banking operations, net	25,871	25,431
Amounts committed in transactions with Fobaproa	148	139
Amounts contracted in derivative operations	1,914,946	1,505,017
Investments of retirement savings system funds	-	3,600
Integrated loan portfolio	198,785	205,251
Other control accounts	418,617	199,079
	2,866,21 1	2,138,294

Securities receivable under repos	38,321	46,731
(less) Repurchase agreements	(38,342)	(46,734)
	(21)	(3)

Reverse repurchase agreements	10,242	2,961
(less) Securities deliverable under repos	(10,237)	(2,961)
	5	-

Securities deliverable under loan transactions	-	9,037
	-	9,037

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Income Statement

Figures in MXN millions	GROUP	BANK
	30 Sep. 2008	30 Sep. 2007	30 Sep. 2008	30 Sep. 2007

Interest income	28,469	24,526	28,411	24,379
Interest expense	(9,407)	(8,009)	(9,379)	(7,977)
Monetary position (margin), net	-	(641)	-	(576)
Net interest income	19,062	15,876	19,032	15,826

Loan impairment charges	(10,262)	(6,552)	(10,262)	(6,552)
Risk-adjusted net interest income	8,800	9,324	8,770	9,274

Fees and commissions receivable	9,518	8,835	8,894	8,234

Fees payable	(862)	(903)	(848)	(890)

Trading income	952	953	945	948

Total operating income	18,408	18,209	17,761	17,566

Administrative and personnel expenses	(16,770)	(15,277)	(16,195)	(14,864)

Net operating income	1,638	2,932	1,566	2,702

Other income	3,377	2,476	3,330	2,547
Other expenses	(644)	(1,033)	(846)	(1,032)
Net income before taxes	4,371	4,375	4,050	4,217

Income tax and employee profit sharing tax	(3,263)	(2,547)	(3,206)	(2,504)
Deferred income tax	1,666	1,343	1,656	1,356
Net income before subsidiaries	2,774	3,171	2,500	3,069

Undistributed income from subsidiaries	840	756	41	20
Income from ongoing operations	3,614	3,927	2,541	3,089

Minority interest	(1)	1	(1)	1

Net income	3,613	3,928	2,540	3,090

Grupo Financiero HSBC, S.A. de C.V.	Statement of Changes in Shareholders’ Equity

GROUP

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Deficit in restatement of stock- holders’ equity	Adjustment in the employees pension	Net income	Minority interest	Total equity

Balances at 31 December 2007	21,466	1,162	18, 827	-	(8,544)	-	5,615	2 2	38,528

Movements inherent to the shareholders’ decision
Capitalisation of retained earnings	-	280	5,335	-	-	-	(5,615)	-	-
Cash dividend	-	-	(4,350)	-	-	-	-	-	(4,350)
Other movements	-	-	(8,230)	-	8,230	-	-	-	-
Total	-	280	(7,245)	-	8,230	-	(5,615)	-	(4,350)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	-	3,613	-	3,613
Other movements	-	-	-	(1,037)	314	(136)	-	-	(859)
Minority interest	-	-	-	-	-	-	-	2	2
Total	-	-	-	(1,037)	314	(136)	3,613	2	2,756
Balances at 30 September 2008	21,466	1,442	11,582	(1,037)	-	(136)	3,613	4	36,934

Grupo Financiero HSBC, S.A. de C.V.	Statement of Change in Shareholders’ Equity
(continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Deficit in restatement of stock- holders’ equity	Adjustment in the employees pension	Net income	Minority interest	Total equity
Balances at 31 December 2007	15,883	14,077	-	(217)	(2,421)	(136)	4,656	1	31,843

Movements inherent to the shareholders’ decision
Constitution of reserves	-	4,656	(4,656)	-	-	-	-	-	-
Transfer of result of Prior years	-	-	4,656	-	-	-	(4,656)	-	-
Cash dividend	-	(3,500)	-	-	-	-	-	-	(3,500)
Total	-	1,156	-	-	-	-	(4,656)	-	(3,500)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	-	2,540	-	2,540
Result from valuation of available- for-sale securities	-	24	-	(898)	-	-	-	-	(874)
Cumulative effect of restatement	-	(2,460)	-	38	2,421	-	-	-	(1)
Minority interest	-	-	-	-	-	-	-	1	1
Total	-	(2,436)	-	(860)	2,421	-	2,540	1	1,666

Balances at 30 September 2008	15,883	12,797	-	(1,077)	-	(136)	2,540	2	30,009

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions

	30 Sep. 2008	30 Sep. 2007
Operating activities:
Net income	3,613	3,928
Items included in operations not requiring (providing) funds:
Result from mark-to-market valuations	275	(73)
Allowances for loan losses	10,262	6,552
Depreciation and amortisation	807	780
Deferred taxes	(1,666)	(1,343)
Minority interest	1	(1)
Undistributed income from subsidiaries, net	(828)	(756)
Others	(9)	19
Total operating items not requiring funds	12,455	9,106

Changes in items related to operations:
(Decrease) / increase in deposits	(20,801)	15,479
Decrease/ Increase in loan portfolio	2,160	(32,467)
Increase / (decrease) in securities and derivative transactions, net	282	2,915
Increase in financial instruments	12,952	6,160
Increase / (decrease) in bank deposits and other liabilities	174	(5,075)
Funds provided by operating activities	7,222	(3,882)

Financing activities:
Subordinated debentures outstanding	(3)	(49)
Cash dividend	(4,350)	-
Increase in other payable accounts	4,165	15,230
Funds provided in financing activities	(188)	15,181

Investing activities:
Decrease / (increase) in property, furniture and equipment, net	(712)	(994)
Decrease / (increase) in deferred charges or credits, net	233	(354)
Increase in foreclosed assets	-	(34)
Increase in other receivable accounts	(4,963)	(16,609)
Funds used in investing activities	(5,442)	(17,991)
Increase / (decrease) in cash and equivalents	1,592	(6,692)
Cash and equivalents at beginning of period	48,865	57,175
Cash and equivalents at end of period	50,457	50,483

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Financial Position
(continued)

BANK

Figures in MXN millions	30 Sep. 2008	30 Sep. 2007
Operating activities:
Net income	2,540	3,090
Items included in operations not requiring (providing) funds:
Result from mark-to-market valuations	275	(73)
Allowances for loan losses	10,262	6,552
Depreciation and amortisation	804	777
Deferred taxes	(1,656)	(1,356)
Undistributed income from subsidiaries, net	(29)	(9)
Value loss estimation for foreclosed assets	(9)	19
Minority interest	1	(1)
Total operating items not requiring funds	12,188	8,999

Changes in items related to operations:
(Decrease) / increase in deposits	(20,687)	15,535
Decrease/( Increase ) in loan portfolio	2,160	(32,466)
(Increase) / decrease in securities and derivative transactions, net	(87)	3,041
Increase in financial instruments	12,746	5,719
Increase / (decrease) in bank deposits and other liabilities	174	(5,075)
Funds provided by operating activities	6,494	(4,247)

Financing activities:
Subordinated debentures outstanding	(3)	(49)
Cash Dividend	(3,500)	-
Increase in other payable accounts	3,967	15,235
Contributions or reimbursements of capital contributed	(14)	-
Funds provided by financing activities	450	15,186

Investing activities:
Increase in property, furniture and equipment, net	(735)	(665)
Decrease / (increase) in deferred charges or credits, net	212	(355)
Increase in foreclosed assets	-	(35)
Increase in other receivable accounts	(4,828)	(16,575)
Funds used in investing activities	(5,351)	(17,630)
Increase / (decrease) in cash and equivalents	1,593	(6,691)
Cash and equivalents at beginning of period	48,864	57,174
Cash and equivalents at end of period	50,457	50,483

Grupo Financiero HSBC, S.A. de C.V.	Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the first quarter ended 30 September 2008 and an explanation of the key reconciling items.

30 Sept .
Figures in MXN millions	2008

Grupo Financiero HSBC – Net Income Under Mexican GAAP	3,613

Differences arising on the valuation of pensions and post retirement healthcare benefits ?	67
Differences arising on acquisition costs relating to long-term investment contracts ?	(28)
Differences arising from the deferral of fees received and paid on the origination of loans	86
Differences arising from the recognition and provisioning for loan impairments ?	323
Differences arising from purchase accounting adjustments ?	(18)
Differences arising from the recognition of the present value in-force of long-term insurance contracts ?	24
Other differences in accounting principles ?	14
HSBC México net income under IFRS	4,081
US dollar equivalent (millions)	388
Add back tax expense	1,191
HSBC México profit before tax under IFRS	5,272
US dollar equivalent (millions)	502
Exchange rate used for conversion	10.5

? Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero’s results as reported under Mexican GAAP and IFRS

Retirement benefits

Mexican GAAP

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.
Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.

Actuarial gains and losses are recognised in stockholders equity as they arise.
Unrecognised past service cost are recognised in the Income Statement as they arise.

Summary of key differences between Grupo Financiero’s results as reported under Mexican GAAP and IFRS (continued)

Acquisition costs of long-term investment contracts

Mexican GAAP

All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS

Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP

All fees received on loan origination are deferred and amortised over the life of the loan. However, this policy was introduced 1 January 2007, all fees having previously been recognised up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP

Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS

Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments

These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP

The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS

A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

* For comparative purposes, the monetary position result has been excluded from 2007 figures.

* To ensure a consistent base for comparison, the 2007 figures exclude the monetary position result.

1 Source: HSBC analysis based on Mexican Association of Financial Factoring and Related activities Statistical Bulletin, figures at August 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 31, 2008